Exhibit 99.2

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2024 AND MARCH 31, 2025	F-2

Unaudited INTERIM cONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE sIX MONTHS ENDED MARCH 31, 2024 AND 2025	F-3

Unaudited INTERIM Condensed CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT FOR THE six months ENDED march 31, 2024 AND 2025	F-4

Unaudited INTERIM condensed CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE six months ENDED march 31, 2024 AND 2025	F-5

NOTES TO the UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-6

F-1

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	As of September 30,	As of March 31,
	2024	2025
ASSETS
Current assets
Cash and cash equivalents	$1,972	$349
Restricted cash	501	-
Accounts receivable, net	417	239
Advance to suppliers, net	6,513	6,904
Inventories	3,270	1,387
Prepayments, receivables and other assets, net	8,120	7,430
Amounts due from related parties, net	294	61
Total current assets	21,087	16,370

Non-current assets
Property, equipment and software, net	427	353
Operating lease right-of-use assets	343	215
Total non-current assets	770	568

TOTAL ASSETS	$21,857	$16,938

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	$8,131	$8,546
Convertible bonds	4,346	4,203
Accounts payable	2,868	2,092
Deferred revenues	6,545	4,187
Accrued expenses and other current liabilities	17,189	16,025
Payable to redeemable non-controlling interests	16,616	-
Lease liabilities, current	530	160
Amounts due to related parties	767	202
Total current liabilities	56,992	35,415

Non-current liabilities
Lease liabilities, non-current	42	-
Total non-current liabilities	42	-

TOTAL LIABILITIES	57,034	35,415

Commitments and contingencies (Note 18)		-

Shareholders’ deficit
Class A ordinary shares (US$0.000001 par value; 480,000,000,000 and 480,000,000,000 shares authorized as of September 30, 2024 and March 31, 2025, respectively; 70,386,100 shares and 82,586,100 shares issued as of September 30, 2024 and March 31, 2025, respectively; 70,386,100 shares and 76,800,739 shares outstanding as of September 30, 2024 and March 31, 2025, respectively)	-	-
Class B ordinary shares (US$0.000001 par value; 20,000,000,000 and 20,000,000,000 shares authorized as of September 30, 2024 and March 31, 2025; 34,595,100 and 31,795,100 shares issued and outstanding as of September 30, 2024 and March 31, 2025, respectively)	-	-
Additional paid-in capital	84,824	89,332
Accumulated deficit	(129,532)	(134,771)
Accumulated other comprehensive income	10,967	12,115
Total AUTOZI shareholders’ deficit	(33,741)	(33,324)
Non-controlling interests	(1,436)	14,847
Total shareholders’ deficit	(35,177)	(18,477)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$21,857	$16,938

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Revenues	$48,142	$79,871
Cost of revenues	(48,031)	(78,511)
Gross profit	111	1,360

Operating expenses
Selling and marketing expenses	(364)	(1,575)
General and administrative expenses	(1,395)	(7,288)
Research and development expenses	(412)	(622)
Total operating expenses	(2,171)	(9,485)

Operating loss	(2,060)	(8,125)

Other (expense)/income
Litigation related (expenses)/income	(1,438)	4,381
Interest expenses, net	(1,333)	(1,926)
Other income, net	101	392
Total other (expenses)/income, net	(2,670)	2,847

Loss before income tax expenses	(4,730)	(5,278)
Net loss	$(4,730)	$(5,278)
Less: net loss attributable to non-controlling interests	(177)	(39)
Less: net loss attributable to mezzanine equity	(69)	-
Less: accretion of mezzanine equity to redemption value	5,558	-
Net loss attributable to the Company’s ordinary shareholders	$(10,042)	$(5,239)

Net loss	(4,730)	(5,278)

Foreign currency translation difference, net of tax of nil	(1,522)	1,470

Total comprehensive loss	$(6,252)	$(3,808)
Less: total comprehensive (loss)/income attributable to non-controlling interests	(185)	283
Comprehensive loss attributable to the Company	$(6,067)	$(4,091)

Net loss per share of non-redeemable ordinary shares - Basic and diluted	(0.10)	(0.05)

Weighted average shares of outstanding non-redeemable ordinary shares	73,580,500	106,059,912

Net earnings per share of redeemable ordinary shares - Basic and diluted	0.09	-

Weighted average shares of outstanding redeemable ordinary shares	28,900,700	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total AUTOZI shareholders’	Non-controlling	Total shareholders’
	Share	Amount	Share	Amount	Share	Amount	capital	deficit	(loss)/income	deficit	interests	deficit
Balance as of September 30, 2023	-	$-	-	$-	73,580,500	$-	$4,579	$(166,020)	$14,699	$(146,742)	$(529)	$(147,271)
Net loss	-	-	-	-	-	-	-	(4,553)	-	(4,553)	(177)	(4,730)
Net loss attributable to mezzanine equity	-	-	-	-	-	-	-	69	-	69	-	69
Accretion to redemption value of mezzanine equity	-	-	-	-	-	-	(4,579)	(979)	-	(5,558)	-	(5,558)
Adoption of ASC326	-	-	-	-	-	-	-	2	-	2	-	2
Foreign currency translation	-	-	-	-	-	-	-	-	(1,514)	(1,514)	(8)	(1,522)
Balance as of March 31, 2024 (Unaudited)	-	$-	-	$-	73,580,500	$-	$-	$(171,481)	$13,185	$(158,296)	$(714)	$(159,010)

Balance as of September 30, 2024	70,386,100	$-	34,595,100	$-	-	$-	$84,824	$(129,532)	$10,967	$(33,741)	$(1,436)	$(35,177)
Net loss	-	-	-	-	-	-	-	(5,239)	-	(5,239)	(39)	(5,278)
Share-based compensation	3,614,639	-	-	-	-	-	4,508	-	-	4,508	-	4,508
Settlement of payable to redeemable non-controlling interests (Note 10)	-	-	-	-	-	-	-	-	-	-	16,000	16,000
Foreign currency translation	-	-	-	-	-	-	-	-	1,148	1,148	322	1,470
Transfer of ordinary shares from Class B to Class A	2,800,000	-	(2,800,000)	-	-	-	-	-	-	-	-	-
Balance as of March 31, 2025 (Unaudited)	76,800,739	$-	31,795,100	$-	-	$-	$89,332	$(134,771)	$12,115	$(33,324)	$14,847	$(18,477)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net cash used in operating activities	$(1,468)	$(4,506)

Cash flows from investing activities:
Purchase of property and equipment	(39)	-
Loans to related parties	-	(41)
Collection from loans to related parties	69	-
Net cash provided by/(used in) investing activities	$30	$(41)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	5,734	6,402
Repayments of short-term bank borrowings	(5,771)	(5,717)
Proceeds from borrowings from related parties	453	51
Repayment of borrowings to related parties	(210)	(622)
Payment for deferred offering cost	(107)	-
Proceeds from issuance of notes to a third party, net of issuance cost	-	2,343
Net cash provided by financing activities	$99	$2,457

Effect of exchange rate changes on cash and cash equivalents	$26	$(34)

Net decrease in cash, cash equivalents and restricted cash	(1,313)	(2,124)
Cash, cash equivalents and restricted cash at the beginning of the period	2,120	2,473
Cash, cash equivalents and restricted cash at the end of the period	$807	$349

Supplemental disclosure of cash flow information:
Interest paid	$(252)	$(290)
Supplemental schedule of non-cash financing activities:
Attribution of net loss to subsidiary’s mezzanine equity	$69	$-
Accretion of mezzanine equity to redemption value	$(5,558)	$-
Right-of-use assets obtained in exchange for new operating lease liabilities	$444	$-
Settlement of payable to redeemable non-controlling interests	$-	$16,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

1. Organization and principal activities

(a)	Principal activities

Autozi Internet Technology (Global) Ltd. (“AUTOZI”, or the “Company”) was incorporated under the laws of the Cayman Islands on July 15, 2021 as an exempted company with limited liability. The Company primarily engages in the sales of new cars, auto parts and auto accessories, as well as automotive insurance related services through its direct or indirectly owned subsidiaries (collectively, the “Group”) in the People’s Republic of China (“PRC” or “China”). As a comprehensive automobile service provider, AUTOZI provides series of automotive services covering the full life cycle of automotives, including new car sales, auto parts and auto accessories sales, and automotive insurance related services.

(b)	Organization

AUTOZI was incorporated as holding company in the Cayman Islands on July 15, 2021, who owns 100% equity interest of Autozi Internet Technology (BVI) Ltd. (“Autozi BVI”). Autozi Internet Technology (HK) Co., Ltd. (“Autozi HK”) is a 100% wholly-owned subsidiary of Autozi BVI in Hongkong, who established a wholly-owned subsidiary, Autozi Investment Management (Anhui) Co., Ltd. (“Autozi Investment Management”), a wholly-owned foreign enterprise (“WFOE”) incorporated in PRC.

Autozi Internet Technology Co., Ltd. (“Autozi Internet Technology”) was established under the laws of the PRC on June 2, 2010 along with its subsidiaries are the Group’s main operating entities in China.

As of March 31, 2025, the details of the Company’s major subsidiaries are as follows.

Name	Date of Incorporation	Place of incorporation	Percentage of ownership	Principal Activities
Autozi BVI	November 15, 2021	British Virgin Islands	100.00%	Investment holding
Autozi HK	June 17, 2022	Hong Kong, PRC	100.00%	Investment holding
Autozi Investment Management (WFOE)	December 30, 2022	PRC	100.00%	Investment holding
Autozi Internet Technology (“Autozi China”)	June 2, 2010	PRC	95.08%	Auto parts and auto accessories sales platform
Autozi Chifu Auto Services (Beijing) Co., Ltd	July 16, 2015	PRC	76.07%	Auto parts and auto accessories sales platform
Autozi Supply Chain Management (Beijing) Co., Ltd.	June 30, 2016	PRC	95.08%	Auto parts and auto accessories sales platform
Autozi E-commerce (Kunshan) Co., Ltd.	July 16, 2013	PRC	95.08%	Auto parts and auto accessories sales
Quantum Data Technology (Beijing) Co., Ltd (“Beijing Quantum”)	May 17, 2016	PRC	86.52%	Auto parts and auto accessories sales platform
Quantum Commercial Factoring (Shenzhen) Co., Ltd (“Shenzhen Quantum”)	June 8, 2016	PRC	86.52%	Auto parts and auto accessories sales platform
Autozi Internet Technology (Hunan) Co., Ltd. (“Autozi Hunan”)	October 30, 2019	PRC	95.08%	New car sales and related services
Autozi Internet Technology (Changsha) Co., Ltd. (“Autozi Changsha”)	December 10, 2019	PRC	95.08%	New car sales and related services
Autozi Auto Services Co. Ltd	March 17, 2020	PRC	95.08%	Automotive insurance related services
Baicheng Auto Services (Henan) Co., Ltd.	November 23, 2018	PRC	51.00% owned by Autozi Baofu 48.49% owned by WFOE	Automotive insurance related services
Autozi Baofu Auto Services (Beijing) Co, Ltd	February 2, 2018	PRC	95.08%	Automotive insurance related services
Autozi Baofu Automobile Service Co. Ltd. (“Autozi Baofu”)	March 17, 2020	PRC	95.08%	Automotive insurance related services

F-6

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

2. Going concern

For the six months ended March 31, 2025, the Group incurred net loss of US$5,278, with negative operating flows of US$4,506. As of March 31, 2025, the Group had an accumulated deficit of US$134,771, negative working capital of US$19,045. These conditions raise substantial doubt about the Group’s ability to continue as a going concern for a period of one year from the date that these unaudited interim condensed consolidated financial statements are issued.

The Group has funded its operations and capital needs primarily through the net proceeds received from capital contributions, bank borrowings and the initial public offering. To meet the cash requirements for the next 12 months from the issuance date of these unaudited interim condensed consolidated financial statements, the Group is undertaking a combination of the remediation plans:

(a) The Group is seeking an extension of liabilities including bank loans, convertible bonds and corresponding interests to be paid until the funding shortage issue is resolved.

(b) The Group is focusing on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement internal controls to create synergy of the Group’s resources.

(c) The Group also plans to raise additional capital, including among others, obtaining debt and equity financing, to support its operating.

The management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, or that the Group is unsuccessful in increasing its profit and reducing operating losses, it would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying unaudited interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited interim condensed consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3. Summary of significant accounting policies

(a) Basis of presentation and principles of consolidation

The unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information, and with the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of March 31, 2025, and its results of operations and cash flows for the six months ended March 31, 2024 and 2025. The condensed balance sheet as of September 30, 2024, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with audited consolidated financial statements and accompanying notes in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2024.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

F-7

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

(b) Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited interim condensed consolidated financial statements and accompanying notes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed consolidated financial statements.

(c) Cash and cash equivalents

Cash and cash equivalents consist of the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(d) Restricted cash

Restricted cash represents the cash in an escrow account for a period of six months following the completion of the IPO. The escrow account shall be used in the event that the Group would be required to indemnify the underwriter and other indemnified persons any losses mainly from litigation or claims against the Group during IPO process pursuant to the terms of an underwriting agreement with the underwriter.

(e) Accounts receivable, net

Accounts receivable represent the amounts that the Group has an unconditional right to consideration. Accounts receivable, net are stated at the original amount less provision for credit losses. The Group performs ongoing credit evaluation of its customers, and assesses allowance for credit losses based on credit loss model on portfolio basis. The Group estimates the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Accounts receivable balances are written off after all collection efforts have been exhausted.

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted ASU 2016-13 from October 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to accumulated deficit in the amount of US$2 recognized as of October 1, 2023.

(f) Inventories

Inventories, primarily consisting of new energy vehicles and auto parts and auto accessories sales available for sale, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. For the six months ended March 31, 2024 and 2025, the Group recorded inventory write-downs of nil and nil, respectively.

(g) Property, equipment and software, net

Property, equipment and software are purchased from third parties and carried at acquisition cost less accumulated depreciation, amortization and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives.

(h) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset (asset group) may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived asset (asset group) to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset (asset group), the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the asset (asset group). Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows.

F-8

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

(i) Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

● Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

● Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

● Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, amounts due from related parties, other receivables included in prepayments, receivables and other assets, short-term loan, convertible bonds, accounts payable, amounts due to related parties, other payables included in accrued expenses and other current liabilities. As of September 30, 2024 and March 31, 2025, the carrying amounts of other financial instruments approximated to their fair values due to the short- term maturity of these instruments.

(j) Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including capital commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(k) Convertible bonds

The Group evaluates its convertible bond to determine if the contract or embedded component of the contract qualifies as derivatives to be separately accounted for in accordance with ASC 480, “Distinguish by Liabilities from Equity”, and ASC 815, “Derivatives and Hedging” in relation to the conversion feature, call and put option and settlement feature. The result of this accounting treatment is that the fair value of the embedded derivative, if required to be bifurcated, is marked-to-market at each balance sheet date and recorded as a liability with change in fair value recorded in the unaudited interim condensed consolidated statement of operations. After considering the impact of such features, the Group concludes that, as of September 30, 2024 and March 31, 2025, the convertible bonds did not contain any derivative feature. Convertible bonds without derivative features were subsequently measured at amortized cost, using the effective interest rate method. The effective interest rates are the actual interest rate stated in the contracts and there was no discount or premium on acquisition fees or costs.

F-9

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

(l) Revenue recognition

The Group’s revenues are mainly generated from 1) auto parts and auto accessories sales, 2) new car sales, and 3) automotive insurance related services.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services net of business tax and value added tax. A description of the principal revenue generating activities of Group is as follows:

Auto parts and auto accessories sales

The Group offers auto parts and auto accessories inclusive of lubricating oils, tires, accumulators and others to customers, including the dealers of auto parts and auto accessories and automotive service stores.

The Group enters into framework sales contract with customers usually for one year. The framework sales contract provides the general payment and delivery terms, and specific orders shall be placed to the Group for the purchase a number of specific parts and accessories at fixed unit price. The framework sales contract does not set price range, minimum purchase threshold nor minimum prepayment requirement. For each specific order, the Group determines the part unit price after taking the market supply situation, purchase volume and the Group’s stock level into consideration. Under the specific order, full amount prepayment is required in general, and the Group’s performance obligation is to deliver agreed-upon auto parts and auto accessories to the customer. No variable price included in the contract and no significant warranty responsibility after delivery. The revenue from auto parts and auto accessories sales is recognized at a point in time upon delivery of products with the customer’s acceptance.

New car sales

The Group generates revenue from sales of new cars primarily the parallel-import cars and a small portion of new energy vehicles through a contract with customer.

For the sales of parallel-import cars, the Group usually first receives purchase intention from customer and feedbacks dynamic quotation taking the market supply and the customizations of the vehicles such as color and trim into consideration. The Group collects the full and fixed deposit of the determined vehicle model from the customer and purchases the vehicle from upstream suppliers. The customer usually enters into the definitive contract with the Group when the vehicle has arrived in port. The contract explicitly states the vehicle model and fixed transaction price that have already been mutually agreed per the purchase intention. The purchase intention is cancellable with partially refundable deposit but the definitive contract is not cancellable. The Group deducts a portion of deposit and returns the rest to the customer upon the cancellation of purchase intention due to the customer’s discretion. The Group returns full deposit if the purchase intention is cancelled for the non-customer reasons.

The Group primarily marketed new energy vehicles directly to customers and ceased the cooperation with MBS stores gradually. The Group mainly attracts individual customers or car dealers to buy cars after the Group directly showed the customers to the leased warehouse to check on the cars. The selling price of vehicles is determined by the Group. When the customers decide to purchase the vehicles, the Group will sign official contract with the customers and the customers can pick up the vehicles in the warehouse. For new car sales, the Group identifies only one performance obligation in the contract with customer to provide customer the specific car explicitly stated in a sales contract with terms of model, color and configurations at a fixed price and full amount payment is required before or upon customer’s pickup of the cars. There is no warranty responsibility after delivery. The Group recognizes revenue from new car sales at a point in time when the control of the car is transferred to the customer upon the customer’s pickup and acceptance of car.

Automotive insurance related services

The Group provides a variety of insurance related services, mainly including value-added maintenance service and claim and repair service.

Value-added maintenance service

The Group contracts with insurance companies to provide washing, interior sterilization and other after- sales services to the insurance companies’ insured car owners with fixed unit price of each kind of service during the contract period usually one year. The Group determines each specific service as a contract and the Group only has one performance obligation to provide such service. The Group’s performance obligation is completed when the insured car owners insurance companies receive the service. The Group reconciles the service volume with insurance companies regularly and collects considerations from companies monthly. Revenue from insurance value-added service is recognized at a point of time when the Group completes the service since the customers could benefit from the service at that point in time.

F-10

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

Claim and repair service

The Group contracts with insurance companies to provide assistance in damage assessment and claim settlement, as well as repair when insured cars are damaged in a covered incident. Under the contract, separate repair orders are generated by insurance companies for each car accident. The Group regards each repair order as a contract and the Group only has one performance obligation to repair the damaged cars to good physical condition. The transaction price is determined usually including cost of repair service and required parts and accessories upon the damage assessment with certain mark-up and payment is usually required before the completion of repair. Revenue from claim and repair service is recognized at a point in time when the service is provided since the customers could benefit from the service at that point of time.

Principal versus agent considerations

The sales of new cars and auto parts and auto accessories are purchased from third parties, and the automotive insurance related services involve third parties in the provision of services. The Group evaluates the presentation of revenue on a gross versus net basis based on whether it controls the merchandises and services before transfers or provides them to customers.

The Group considers itself a principal and recognizes revenues from the sales of new cars and auto parts and auto accessories and provision of value-added maintenance service and claim and repair service on a gross basis as it controls the products or services based on that the Group is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before the specified good or service has been transferred to a customer and has discretion in establishing the price for the specified good or service.

The Group considers itself an agent and recognizes revenue from insurance intermediation services on a net basis due to lack of primary responsibility, credit risk of service and pricing discretion.

The following table disaggregates the Group’s revenues for the six months ended March 31, 2024 and 2025:

	For the six months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
By revenue type:
Auto parts and auto accessories sales	23,348	78,949
New car sales	$24,435	$922
Automotive insurance related services	359	-
Total	$48,142	$79,871

The revenues recognized over time were nil and nil during the six months ended March 31, 2024 and 2025, respectively. The revenues recognized at a point in time were US$48,142 and US$79,871 during the six months ended March 31, 2024 and 2025, respectively.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of September 30, 2024 and March 31, 2025.

F-11

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

The contract liabilities consist of deferred revenues, which represent the billings or cash received for services in advance of revenue recognition and are recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenues amounted to US$6,545 and US$4,187 as of September 30, 2024 and March 31, 2025, respectively. The Group expects the balance as of March 31, 2025 to be recognized as revenues over the next 12 months. The amount of revenue recognized during the six months ended March 31, 2024 and 2025 that was previously included in the deferred revenue as of September 30, 2023 and 2024 was US$7,105 and US$4,125, respectively.

(m) Cost of revenues

Cost of revenues consists primarily of (i) cost of auto parts and auto accessories sales, (ii) cost of new car sales, (iii) cost of automotive insurance related services and other costs related to the business operation.

(n) Research and development expenses

Research and development expenses consist primarily of share-based compensation expense, payroll and related expenses for research and development professionals, platform development fees and others. Research and development expenses are expensed as incurred.

(o) Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) share-based compensation expense, (ii) market promotion and entertainment expenses and (iii) staff cost, rental and depreciation related to selling and marketing functions. Advertising costs, which consist primarily of online advertisements, are expensed as incurred. The market promotion and entertainment expenses were US$12 and US$534, including advertising costs were US$12 and US$530 for the six months ended March 31, 2024 and 2025, respectively.

(p) General and administrative expenses

General and administrative expenses mainly consist of (i) share-based compensation expense, (ii) staff cost, rental and depreciation related to general and administrative personnel, (iii) professional service fees; (iv) expected credit losses for receivables, advance to suppliers and other receivables; and (v) other corporate expenses.

(q) Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying unaudited interim condensed consolidated statements of operations and comprehensive loss amounted to US$159 and US$189 for the six months ended March 31, 2024 and 2025, respectively.

(r) Leases

The Group enters into lease agreements to have leasing for office spaces and warehouse.

The Group adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”), from October 1, 2021. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group did not enter into finance leases for any of the periods presented.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

F-12

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

Operating lease ROU assets

The right-of-use assets are initially measured at cost, which comprise the initial amounts of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the discount rate for the leases. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. Lease payments included in the measurement of the lease liabilities comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities are measured at amortized cost using the effective interest rate method. They are re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

(s) Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited interim condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely- than-not threshold for unaudited interim condensed consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 ($14). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its unaudited interim condensed consolidated statements of income for the six months ended March 31, 2024 and 2025, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(t) Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the unaudited interim condensed consolidated balance sheets.

The VAT rate is 13% for taxpayers selling consumer products. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general taxpayer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

F-13

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

(u) Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“US$” or “$”). The results of operations and the unaudited interim condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited interim condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited interim condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in unaudited interim condensed consolidated statements of changes in shareholder’s deficit. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the unaudited interim condensed consolidated financial statements:

	As of September 30,	As of March 31,
	2024	2025
Balance sheet items, except for equity accounts	7.0176	7.2567

	For the six months ended March 31,
	2024	2025
Items in the statements of operations and comprehensive loss, and statements of cash flows	7.2063	7.2291

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(v) Non-controlling interest

For the Group’s majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Unaudited interim condensed consolidated net loss on the unaudited interim condensed consolidated statements of operations and comprehensive loss includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests in the Group’s unaudited interim condensed consolidated balance sheets.

(w) Mezzanine equity

Where equity interests are determined to be conditionally redeemable upon the occurrence of certain events that are not solely within the control of the Group, and upon such event, the shares would become redeemable at the option of the holders, they are classified as mezzanine equity (temporary equity). The purpose of this classification is to convey that such a security may not be permanently part of equity and could result in a demand for cash or other assets of the entity in the future. The Group accretes the redeemable equity interests to their redemption value, which is purchase price plus interest per year over the period since issuance to the redemption date or the waiver date. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

The Group assessed whether an amendment to the terms of its mezzanine equity was an extinguishment or a modification based on a qualitative or quantitative evaluation of the amendment. If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the mezzanine equity. When mezzanine equity is extinguished, the Group charged the excess of carrying amount of the redeemable equity over the fair value of the consideration transferred to the holders of these redeemable equity interest to accumulated deficit and recognized the fair value of these redeemable equity interest into additional paid-in capital. When mezzanine equity is modified, the increase of the fair value immediately after the amendment is treated as a deemed dividend to the mezzanine equity shareholders. Modifications that result in a decrease in the fair value of the mezzanine equity is not recognized.

F-14

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

(x) Statutory reserves

In accordance with the PRC Company Laws, the Group’s PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the six months ended March 31, 2024 and 2025, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Group’s PRC subsidiaries as these PRC companies did not earn any after-tax profits as determined under PRC GAAP.

(y) Share-based compensation

The Group grants restricted share units of the Company to eligible employees and grant shares of the Company to an external consultant and accounts for these share-based awards in accordance with ASC 718 Compensation-Stock Compensation.

Share-based awards granted are measured at fair value on grant date and the value is recognized as share-based compensation expense (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period, for all share-based awards granted with graded vesting based on service conditions and for awards with performance conditions if it is probable that the performance condition will be achieved. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. Share-based compensation expense, when recognized, is charged to the unaudited interim condensed consolidated statements of operations with the corresponding entry to additional paid-in capital. The fair values of restricted share units (“RSUs”) and restricted shares are determined with reference to the fair value, which is the share price of the underlying shares.

(z) Comprehensive loss

The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive income or loss, which primarily consists of the foreign currency translation adjustment that has been excluded from the determination of net loss.

(aa) Earnings per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings (loss) per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

F-15

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

The Group’s redeemable principal interests are participating securities, as they have contractual nonforfeitable right to participate in distributions of earnings and have contractual obligation to absorb the Group’s losses after the issuance of redeemable and non-redeemable shares. Accordingly, any undistributed net income (loss) is allocated on a pro rata basis to ordinary shares and redeemable equity interests and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders. When redeemable equity is extinguished, the loss on extinguishment is included in the net earnings (loss) attributable to ordinary shareholders.

Diluted earnings (loss) per share is calculated by dividing net earnings (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such share would be anti-dilutive. The effect of restricted share units, which was nil and 5,281,133 ordinary shares as of March 31, 2024 and 2025, respectively, were excluded from the computation of diluted earnings (loss) per share for the six months ended March 31, 2024 and 2025 as its effect would be anti-dilutive.

The net loss per share presented in the unaudited interim condensed consolidated statements of operations and comprehensive loss was based on the following:

	For the six months ended		For the six months ended
	March 31, 2024		March 31, 2025
	Redeemable ordinary shares	Non-redeemable ordinary shares	Redeemable ordinary shares	Non-redeemable ordinary shares
Numerator:
Attribution of net loss	$(2,832)	$(7,210)	$-	$(5,239)
Accretion of mezzanine equity to redemption value	5,558	-	-	-
Allocation of net income (loss)	$2,726	$(7,210)	$-	$(5,239)

Denominator:
Basic and diluted weighted average shares outstanding	28,900,700	73,580,500	-	106,059,912
Basic and diluted net income (loss) per ordinary shares	$0.09	$(0.10)	$-	$(0.05)

(bb) Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the unaudited interim condensed consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group has concluded that consolidated net income (loss) is the measure of segment profitability. The Group does not distinguish between markets or segments for the purpose of internal reporting.

As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(cc) Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

F-16

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group determined that there will be no material impact from the adoption of ASU 2023-07 on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU may be applied either prospectively to financial statements issued for reporting periods after its effective date or retrospectively to all prior periods presented in the financial statements. The Group is currently evaluating the impact of adopting the standard.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (“Topic 326”). This ASU provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the impact of adopting the standard.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited interim condensed consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its unaudited interim condensed consolidated financial condition, results of operations, cash flows or disclosures.

4. Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of September 30,	As of March 31,
	2024	2025
		(Unaudited)
Accounts receivables	$2,166	$1,942
Less: provision of expected credit losses	(1,749)	(1,703)
Total	$417	$239

The movement of provision of expected credit losses for accounts receivable was as follows:

	For the six months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Balance at beginning of the period	$1,603	$1,749
Addition/(Reversal) in credit losses	(23)	14
Write-offs	-	-
Adoption ASU 2016-13	(2)	-
Foreign currency translation adjustment	16	(60)
Balance at end of the period	$1,594	$1,703

F-17

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

5. Inventories

Inventories consisted of the following:

	As of September 30,	As of March 31,
	2024	2025
		(Unaudited)
Auto parts and auto accessories	$3,270	$1,387
Total	$3,270	$1,387

The Group recorded no inventory impairment for the six months ended March 31, 2024 and 2025, respectively.

6. Prepayments, receivables and other assets, net

Prepayments, receivables and other assets, net consisted of the following:

	As of September 30,	As of March 31,
	2024	2025
		(Unaudited)
Deposit, net (1)	$5,818	$5,344
Prepaid expenses, net (1)	1,324	1,060
Deductible input value-added tax	811	892
Advance to employees, net	124	119
Others, net	43	15
Prepayments, receivables and other assets, net	$8,120	$7,430

The Group recorded credit losses of US$54 and US$277 for the six months ended March 31, 2024 and 2025, respectively.

(1)	During the year ended September 30, 2024, the Company has paid a total of US$5,800 as deposits to third party consulting service providers for the future financing and investing activities, such as merger and acquisition transactions. During the six months ended March 31, 2025, US$500 was recognized as expense as the Company has accepted some investing consulting services provided. As of the issuance date of this unaudited interim condensed consolidated financial statements, US$700 has been returned to the Company. No provision of expected credit losses of these deposit has been recorded as of September 30, 2024 and March 31, 2025.

7. Borrowings

As of September 30, 2024 and March 31, 2025, the bank borrowings were for working capital and capital expenditure purposes.

	As of September 30,	As of March 31,
	2024	2025
		(Unaudited)
Short-term borrowings
Beijing Zhongguancun Bank Co., Ltd.	$5,740	$5,551
Nantuo branch of Changsha Rural Commercial Bank Co., Ltd.	148	-
Zhengzhou East Branch of China Construction Bank Co., Ltd	35	32
Industrial and Commercial Bank of China Limited Beijing Jiulongshan Branch	712	689
China CITIC Bank Co., Ltd. Beijing Branch	784	758
Bank of China Limited Beijing Communication Technology Development Zone Branch	712	689
Bank of Beijing Hepingli Branch	-	827
Total	$8,131	$8,546

F-18

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

As of March 31, 2025, the bank borrowings were primarily obtained from seven banks with interest rates ranging from 2.900% to 8.000% per annum.

The interest expenses were US$258 and US$266 for the six months ended March 31, 2024 and 2025, respectively. The weighted average interest rates of short-term loans outstanding were 7.34% and 8.64% per annum as of September 30, 2024 and March 31, 2025, respectively.

The Company’s controlling shareholder, Dr. Houqi Zhang, provided his personal guarantees, a real estate mortgage guarantee, and a pledge guarantee on his 8% equity in Beijing Qichuang Zhongteng Investment Management Center (Limited Partnership) for certain bank loans in the amount of US$5,740 and US$5,551 from Beijing Zhongguancun Bank Co., Ltd. as of September 30, 2024 and March 31, 2025, respectively.

Dr. Houqi Zhang also provided his personal guarantees for certain bank loans of US$148 and nil from Nantuo branch of Changsha Rural Commercial Bank Co., Ltd. as of September 30, 2024 and March 31, 2025, respectively.

Dr. Houqi Zhang and his spouse, Ms. Yalin Shen, provided their personal guarantees for certain bank loans in the amount of US$784 and US$758 from China CITIC Bank Co., Ltd. as of September 30, 2024 and March 31, 2025, respectively.

Beijing Capital Co., Ltd, a third party, provided guarantees for certain bank loans in the amount of US$570 and US$551, representing 80% of the principal amount, from Industrial and Commercial Bank of China as of September 30, 2024 and March 31, 2025, respectively, and charged the Group with certain amount of guarantee service fees based on the loan amount. Dr. Houqi Zhang and his spouse, Ms. Yalin Shen, provided a counter-guarantee for it.

Beijing Guohua Culture and Technology Financing Guarantee Co., Ltd, a third party, provided guarantees and Autozi China provided a count-guarantee for certain bank loans in the amount of US$712 and US$689 from Bank of China as of September 30, 2024 and March 31, 2025, respectively.

The maturity dates of loans from Beijing Zhongguancun Bank Co., Ltd. were from August 2025 to November 2025. The Company repaid and reborrowed US$2,519 and US$3,032 in August 2025 and November 2025 and the maturity dates of the reborrowed bank loans are February 2026 and November 2026, respectively.

The maturity date of the loan from China CITIC Bank Co., Ltd. was April 2025. The Company repaid fully in April 2025.

The maturity date of loan from Industrial and Commercial Bank of China was April 2025. The Company repaid and reborrowed US$689 in April 2025 and the maturity date of the reborrowed bank loan is April 2026.

The maturity date of loan from Bank of China was May 2025. The Company repaid and reborrowed US$689 in April 2025 and the maturity date of the reborrowed bank loan is April 2026.

The maturity date of loan from Bank of Beijing was December 15, 2025.

8. Convertible bonds

In September 2019 and January 2020, the Group issued two convertible bonds of US$78 (RMB0.5 million) and US$4,656 (RMB30 million) (the “Convertible Bonds”) in aggregate with interest rates ranging from 8% to 24% per annum. The net proceeds to the Company from the issuance of the Convertible Bonds were US$4,734 (RMB30.5 million) in aggregate, net of issuance costs of nil. The maturity dates of the Convertible Bonds were September 23, 2020 and June 30, 2020 (collectively, “Maturity Date”).

F-19

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

The Convertible Bonds of US$78 (RMB0.5 million) and US$4,656 (RMB30 million) without accrued interest may be converted in full into 10,419 and 462,852 ordinary shares of Autozi China, respectively (which represents an initial conversion price of RMB47.99 per share and RMB64.82 per share, respectively) at each holder’s option upon the occurrence of whichever of the specific events stated in the agreements. The number of shares was fixed as 0.02% and 1.2% equity interest of Autozi China on a determined base date, respectively. As Autozi China failed to repay the principal and interest to holder before the Maturity Date, the Convertible Bonds became convertible. The two holders of Convertible Bonds may require the payment of the accrued interests no matter whether it exercises the conversion right or not.

On October 12, 2023, the Group signed supplemental agreements with each holder that the holders agreed not to claim the principal and interest of the Convertible Bonds within six months from the date of signing the supplemental agreements if the Company has successfully completed an initial public offering (“IPO”) during such period. If the IPO fails to be completed within the aforesaid time, the holders have the right to require the Company to repay the Convertible Bonds including principal, interest and penalty as stated in the original agreement. Besides, the holders have the right to exercise the conversion right or require the repayment in accordance with the original agreement if the Company has successfully completed an IPO within six months from the date of signing of the supplemental agreements. As of the issuance date of these unaudited interim condensed consolidated financial statements, the Company is in the process of negotiating with holders of Convertible Bonds on the repayment or exercise of the conversion right.

As of September 30, 2024 and March 31, 2025, the principal amount of convertible bonds was US$4,346 and US$4,203, the unpaid interest of convertible bonds was US$4,414 and US$4,791, respectively. During the six months ended March 31, 2024 and 2025, the Group accrued interest in convertible bonds of US$526 and US$525, respectively.

9. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of September 30,	As of March 31,
	2024	2025
		(Unaudited)
Borrowings from third parties (1)	$450	$435
Interest payables (2)	4,417	4,940
Payroll payables	2,334	2,405
Accrued expenses (3)	2,762	2,262
Litigation payable (4)	4,513	-
Deposit payables	989	658
Amounts due to third-parties (5)	628	4,286
Others	1,096	1,039
Total	$17,189	$16,025

(1)	Borrowings from third parties are to supplement working capital for large-amount procurements which are usually settled within 60 days to one year.
(2)	Interest payables consisted of interest payables of Convertible Bonds in the amount US$4,414 and US$4,791 and interest payables of bank borrowings in the amount of US$3 and US$149 as of September 30, 2024 and March 31, 2025, respectively.
(3)	Accrued expenses mainly consisted of property management fees and unpaid rental fees for terminated or expired leases agreements, advertising fees and logistics fees.
(4)	Litigation payable was related to accrued penalties and attorney fee for repurchase of mezzanine equity requested by Hunan Tianhuan (Note 12) which were recorded in litigation related (expenses) income during the six months ended March 31, 2024 and 2025, respectively.
(5)	On January 27, 2025, the Company entered into a series of securities purchase agreement with an investor, JAK Opportunities XII LLC, which was amended on February 19, 2025. Upon the amended agreements, the Company issued a senior unsecured convertible note (the “Note”) in the principal amount of $3,017 and issued six warrants each having the right to purchase a senior unsecured convertible note in the original principal amount of $4,000. The agreements have then been negotiated and amended on September 19, 2025, all of which constituted an entire transaction that closed on September 19, 2025. The Company accounted for the Note as payable to the investor measured at amortized cost as of March 31, 2025.

F-20

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

10. Payable to redeemable non-controlling interests

The balances for payable to redeemable non-controlling interests are presented as follows:

	As of September 30,	As of March 31,
	2024	2025
		(Unaudited)
Payable to redeemable non-controlling interests	$16,616	$-

In June 2023, Hunan Tianhuan Economic Development Co., Ltd (the “Hunan Tianhuan”), one of the shareholders of the Group with redemption right (see Note 12), filed a lawsuit against Autozi China and Dr. Houqi Zhang to exercise its redemption right to request Autozi China and Dr. Houqi Zhang to repurchase its principal amount of investment and corresponding interest immediately since the Group failed to consummate a qualified initial public offering before the appointed date in the investment agreement. Upon this lawsuit, the redemption of Hunan Tianhuan’s investment became confirmative, no longer contingent on certain events that are out of the Group’s control. Therefore, the Group reclassified such mezzanine equity to payable to redeemable non-controlling interests on the date of event when the repurchase of Hunan Tianhuan’s investment became a current obligation. As of September 30, 2024, payable to redeemable non-controlling interests included principal amount of RMB79.2 million (US$11.3 million) and accrued interest of RMB37.4 million (US$5.3 million) inclusive of: i) RMB27.2 million (US$3.9 million), as the accretion to redemption value of mezzanine equity before the reclassification and ii) RMB10.2 million (US$1.4 million) as increased interest expense after the reclassification.

On June 12, 2024, the Changsha Intermediate People’s Court entered a judgment of first instance that Autozi China should not bear the repurchase obligation and only Dr. Houqi Zhang should pay the corresponding principal amount, accrued interest and attorney fee. On June 27, 2024, Dr. Houqi Zhang appealed to the court for a retrial of this lawsuit. On June 28, 2024, Hunan Tianhuan appealed to the court that Autozi China should bear the repurchase obligation. Subsequently in April 2025, Autozi China received the final judgment instance, which upheld the verdict. The Group has reclassified the principal amount and interests of a total of US$16,000 to permanent equity of non-controlling interests as of March 31, 2025.

11. Lease

The balances for the operating leases where the Group is the lessee are presented as follows:

	As of September 30,	As of March 31,
	2024	2025
		(Unaudited)
Operating lease right-of-use assets	$343	$215

Lease liabilities – current	530	160
Lease liabilities – non-current	42	-
Total operating lease liabilities	$572	$160

The components of operating lease expense were as follows:

	For the six months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Operating lease expense	$97	$121
Short-term lease expense	3	13
Total lease expense	$100	$134

Short-term leases included office leases with a term of 12 months or less.

Both operating lease expense and short-term lease expense were recognized in general and administrative expenses and selling expenses.

F-21

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

Remaining lease term and discount rate:

	As of September 30,	As of March 31,
	2024	2025
		(Unaudited)
Weighted average remaining lease term (years)	0.72	0.85
Weighted average discount rate	3.63%	3.46%

The following was a schedule of future minimum payments under the Company’s operating leases as of March 31, 2025:

For the fiscal years ended September 30,	Amount
Remainder of 2025	$162
2026	1
Thereafter	-
Total lease payments	163
Less: imputed interest	(3)
Present value of lease liabilities	$160

Cash paid for operating leases for the six months ended March 31, 2024 and 2025 were US$94 and US$198, respectively.

12. Mezzanine equity

From July 2015 to May 2022, Autozi Internet Technology, the Company’s subsidiary in PRC, entered into several share purchase agreements with third-party investors to issue ordinary shares of Autozi Internet Technology in legal form but with redemption right upon certain triggering events and received investment consideration of RMB619.0 million (US$88.2 million) in aggregate. Those redeemable ordinary shareholders of Autozi Internet Technology have identical common shareholder’s rights inclusive of voting right, dividend right and right to access of financial statements, etc. with non-redeemable ordinary shareholders of Autozi Internet Technology.

Regarding the redemption right, the redeemable ordinary shareholders of Autozi Internet Technology have the right to require Autozi Internet Technology and Dr. Houqi Zhang, the founder and major shareholder of Autozi Internet Technology to repurchase all their shares in the event that (i) a qualified initial public offering has not occurred before specific dates (varying from December 31, 2018 to May 9, 2023 corresponding to different round financings); or (ii) any material breach of ordinary share purchase agreements that causes material adverse effect on any redeemable ordinary shareholders. The redemption price shall be the principal amount, plus interest varying from 8% to 12% per annum corresponding to different round financings for the period from the date on which the shares were issued by Autozi Internet Technology to the date on which such redeemable equity interests are redeemed with cash settlement.

The Group entered into a supplementary agreement with all Redeemable Principal Interest Shareholders (see below definition) on March 30, 2023, according to which the Redeemable Principal Interest Shareholders agrees to forfeit the redemption right on the date of completion of IPO.

As of September 30, 2023, the Group failed to consummate a qualified initial public offering before specific dates, therefore the redeemable ordinary share in the total principal amount of RMB440.0 million (US$60.3 million) and interest payable of RMB399.5 million (US$54.8 million) were currently redeemable. In addition, there were a total principal amount of RMB25.0 million (US$3.4 million) with interest payable of RMB2.7 million (US$0.4 million) outstanding for which the redemption events were not triggered as of September 30, 2023.

The Group classified the redeemable equity interests of Autozi Internet Technology as mezzanine equity in the consolidated balance sheets since they are redeemable upon the occurrence of an event that is not solely within the control of the Group. As of September 30, 2023, given the redeemable equity interests had been currently redeemable or had already become probable of redeemable at the option of holders due to the failure of completion of a qualified initial public offering, the Group recorded redeemable equity interests at redemption value and the accretion of redemption value are charged against additional paid-in capital as the Group is in the absence of retained earnings.

F-22

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

Autozi Internet Technology entered into a series of share purchase agreement with three third-party investors to issue redeemable equity interest and received RMB54.8 million (US$8.3 million) in 2016 and the redemption event would be triggered if Autozi Internet Technology fails to consummate a qualified initial public offering within five years from the date of this capital injection or the accumulated deficit in 2016 and 2017 exceeded RMB200 million. The redemption price shall be the principal amount, plus compound interest of 10% per annum. In June 2022, Autozi Internet Technology entered into mediation documents with the investors and the documents stated that the redemption obligation is only borne by Dr. Houqi Zhang. In addition, Autozi Internet Technology entered into another share purchase agreement with a third-party investor to issue redeemable equity interest and received RMB20 million (US$2.9 million) in 2015 and the redemption event would be triggered if Autozi Internet Technology fails to consummate a qualified initial public offering within five years from the date of this capital injection. The redemption price shall be the principal amount, plus interest of 12% per annum. In September 2022, Autozi Internet Technology entered into a supplementary agreement with the investor and modified that the redemption obligation is only borne by Dr. Houqi Zhang. Upon this modification, the Group determines that mezzanine classification is no longer appropriate given such put option to the Group lapsed. The Group reclassified such mezzanine equity to non-controlling interest in permanent equity on the date of event that caused the reclassification.

In June 2023, Hunan Tianhuan, one of the Redeemable Non-controlling Interest Shareholders (see definition below), filed a lawsuit against Autozi Internet Technology and Dr. Houqi Zhang to exercise its redemption right to request Autozi Internet Technology and Dr. Houqi Zhang to repurchase its principal amount of investment and corresponding interest immediately since the Group failed to consummate a qualified initial public offering before the appointed date in the investment agreement. Upon this lawsuit, the redemption of Hunan Tianhuan’s investment became confirmative, no longer contingent on certain events that are out of the Group’s control. Therefore, the Group determined that mezzanine classification was no longer appropriate and reclassified such mezzanine equity to payable to redeemable non-controlling interests on the date of event when the repurchase of Hunan Tianhuan’s investment became a current obligation, with a total amount RMB106.4 million (US$15.2 million) included principal amount of RMB79.2 million (US$11.3 million) and accretion interest of RMB27.2 million (US$3.9 million) before the reclassification.

As a part of the Reorganization, WOFE, the wholly-owned subsidiary of AUTOZI, obtained the majority of Autozi Internet Technology’s equity interests by increasing in the registered capital of Autozi Internet Technology. Among the redeemable equity interests of Autozi Internet Technology, certain shareholders (the “Redeemable Principal Interest Shareholders”) participated in the Reorganization and subscribed ordinary shares of AUTOZI, the remaining shareholders (the “Redeemable Non-controlling Interest Shareholders”) maintained their status quo and did not subscribe ordinary shares of AUTOZI. The equity interests held by the Redeemable Non-controlling Interest Shareholders after the Reorganization are not attributable, directly or indirectly, to the Company. Therefore, the equity interests held by the Redeemable Principal Interest Shareholders and Redeemable Non-controlling Interest Shareholders were presented as redeemable principal interests and redeemable non-controlling interest in mezzanine equity, respectively.

On August 28, 2024, the Company completed its IPO and began trading on The Nasdaq Global Market, after which all of the holders of mezzanine equities forfeit their redemption right and the mezzanine equities in the total amount of RMB940.4 million (US$131.3 million) were converted into 28,900,700 Class A ordinary shares. Such forfeiture was a significant change to the rights of these shareholder and was regarded as extinguishment of mezzanine equity, and the Group charged the excess of carrying amount of the redeemable equity over the fair value, which was US$2.6933 per share, of the consideration transferred to the holders of these redeemable equity interest to accumulated deficit.

The Group’s mezzanine activities for the six months ended March 31, 2024 and 2025 were summarized as follows:

	Redeemable principal interests	Redeemable non-controlling interests
Balance as of September 30, 2023	$118,860	$-
Attribution of net loss	(69)	-
Accretion of mezzanine equity	5,558	-
Foreign exchange impact	1,236	-
Balance as of March 31, 2024 (Unaudited)	$125,585	$-

There was no remaining mezzanine as of September 30, 2024 and no mezzanine activities during the six months ended March 31, 2025.

F-23

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

13. Ordinary shares

In connection with IPO, the Company granted the underwriter a 45-day over-allotment option to purchase up to 375,000 additional Class A ordinary shares at the $4.00 less an amount per share equal to any dividends or distributions declared by the Company. As of March 31, 2025, the over-allotment option has not been exercised by the underwriter and expired.

The share subscription receivable presented the receivable for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retroactive basis before the incorporation of the Company. Subscription receivable has no payment terms nor any interest receivable accrual. The amount of subscription receivable as of September 30, 2024 were insignificant, which were all collected as of September 30, 2024.

14. Share-based compensation

Restricted share units granted upon 2024 Plan

On October 31, 2024, the Board of Directors of the Company approved the 2024 Equity Incentive Plan (the “2024 Plan”), under which, the Board of Directors adopt an equity incentive plan for the purpose of attracting and retaining services of the best available personnel, providing additional incentives to employees, officers, directors and external persons, and promoting the success of the Group as a whole. The maximum aggregate number of Class A ordinary shares that may be issued for all purposes under the 2024 Plan shall be 7 million.

The Company granted two traches of restricted share units (“RSUs”) under the 2024 Plan in November 2024 and December 2024, respectively. The RSUs were granted to eligible managements and employees.

Restricted shares for share-based payment

As one-off compensation for the consulting service provided by PX SPAC CAPITAL INC (“PX SPAC”) for the Company’s financing activities, the Company granted 1,000,000 and 1,400,000 Class A ordinary shares to PX SPAC on December 12, 2024 and February 25, 2025, respectively. 1,700,000 Class A ordinary shares have been vested when granted, and 700,000 Class A ordinary shares were unvested because PX SPAC did not completely fulfill the agreed financing target as of March 31, 2025.

Share-based compensation expenses were allocated to operating expenses as follows:

	For the six months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
General and administrative expenses	$-	$3,526
Selling and marketing expenses	-	724
Research and development expenses	-	258
Total share-based compensation expenses	$-	$4,508

As of March 31, 2025, the unrecognized compensation cost was US$3,997.

The following table summarized the Group’s restricted share unit activities during the six months ended March 31, 2025.

	Number of RSUs	Weighted Average Grant Date Fair Value
Unvested as of October 1, 2024	$-	$-
Granted	8,942,700	1.00
Vested	(3,614,639)	1.03
Forfeited	(46,928)	1.24
Unvested as of March 31, 2025 (Unaudited)	$5,281,133	$0.98

F-24

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

15. Restricted net assets

The Group’s operations are conducted through its PRC subsidiaries, and the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid-in capital and additional paid-in capital of its subsidiaries included in the Group’s unaudited interim condensed consolidated net assets are also non-distributable for dividend purposes.

In accordance with the Company Law of the PRC and the PRC regulations on enterprises with foreign investment, whether a domestic enterprise or a wholly owned foreign enterprise (“WFOE”) established in the PRC are both required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. Both a domestic enterprise and a WFOE are required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the Company’s PRC combined subsidiaries are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of September 30, 2024 and March 31, 2025, net assets restricted in the aggregate included in the Group’s unaudited interim condensed consolidated net assets were approximately US$0.27 million and US$0.10 million, respectively.

16. Taxation

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

The Group’s subsidiary, Autozi Internet Technology (BVI) Ltd. is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Autozi Internet Technology (BVI) Ltd. is not subject to tax on income or capital gains. In addition, dividend payments are not subject to withholdings tax in the British Virgin Islands.

United States

The Group’s subsidiary, Autozi Internet Technology (U.S.) Inc. is incorporated in U.S. and is subject to U.S. federal corporate income tax at a rate of 21%. Autozi Internet Technology (U.S.) Inc. is also subject to state income tax in New York of 7.25%. Autozi Internet Technology (U.S.) Inc. was not subject to federal or state corporate income tax as it did not have assessable profit during the periods presented.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the profits tax rate for remaining profits will be subjected to 16.5%. Autozi HK was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented. There are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Generally, the Group’s WFOE and subsidiaries, which are considered PRC resident enterprises under PRC Enterprise Income Tax Law (the “EIT Law”), are subject to enterprise income tax on their worldwide taxable income as determined under EIT Law and accounting standards at a rate of 25%. EIT Law grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Group’s subsidiaries, Autozi China and Beijing Quantum were approved as a HNTE and are entitled to a reduced income tax rate of 15% beginning from 2020 and 2019, respectively. The certificate is valid for three years. In December 2023, Autozi China has renewed its HNTE certificate and thus is subject to the preferential income tax rate of 15% from 2020 to 2025. Beijing Quantum did not apply for HNTE certificate renewal as it did not expect to be profitable in the near future. Therefore, Beijing Quantum is subject to an income tax rate of 25% from 2022.

F-25

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from October 1, 2022 onwards, enterprises engaging in research and development activities are entitled to claim 200% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year. The additional deduction of 100% of qualified research and development expenses can be directly claimed in the annual EIT filling.

The income tax provision consisted of the following components:

For the six months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Current income tax expense	$-	$-
Deferred income tax benefit	-	-
Total	$-	$-

As of September 30, 2024 and March 31, 2025, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended March 31, 2024 and 2025, the Company did not have any significant interest or penalties associated with uncertain tax positions.

17. Related party transactions

Related parties

The following was a list of related parties which the Group had transactions with for the six months ended March 31, 2024 and 2025:

No.	Names of related parties	Relationship
1	Zhongchi Chezhigu Internet Technology (Qingdao) Co. Ltd (“Zhongchi Chezhigu”)	A company significantly influenced by the Group
2	Beijing Zhongchi Chi Fu Management Consulting Center (limited partnership) (“Zhongchi Chi Fu Management”)	A non-controlling shareholder of a subsidiary
3	Beijing Qichuang Zhongteng Investment Management Center (limited partnership) (“Beijing Qichuang”)	Shareholder of the Group; A company significantly influenced by Dr. Houqi Zhang
4	Beijing Yonyou Innovation Investment Center (limited partnership) (“Yonyou Innovation”)	Shareholder of the Group
5	Dr. Houqi Zhang	Principal shareholder of the Group
6	Mr. Hui Zhang	Senior management of the Group
7	Ms. Jun Wang	Senior management of the Group
8	Changsha Qixin Zhongying Enterprise Consulting and Management Center (limited partnership) (“Changsha Qixin”)	Shareholder of the Group
9	Beijing Qizhi Zhongchi Investment Management Center (limited partnership) (“Beijing Qizhi”)	Shareholder of the Group; A company controlled by Dr. Houqi Zhang
10	Beijing Anrong Innovation Management Technology Center (limited partnership) (“Beijing Anrong”)	Shareholder of the Group
11	Changsha Tongjie Technology Co. Ltd (“Changsha Tongjie”) (1)	A company significantly influenced by the Group
12	Mr. Jun Lian	Senior management of the Group
13	Mr. Yufeng Bai (2)	Senior management of a subsidiary
14	Henan Zhongqi Alliance Automobile Service Co., Ltd (“Henan Zhongqi”) (2)	A company significantly influenced by Mr. Yufeng Bai
15	Beijing Zhongchi Chefu Data Technology Co., Ltd.	A company under controlled with a principal shareholder
16	Changsha Chitong Technology Co. Ltd (“Changsha Chitong”) (3)	A company significantly influenced by the Group
17	Beijing Qifu Future Consulting Service Center (limited partnership)(“Qifu Future”)	Shareholder of the Group

(1)	Changsha Tongjie was deregistered in January 2025 and therefore it was no longer a related party of the Group since then.
(2)	Mr. Yufeng Bai was no longer a senior management of a subsidiary of the Group since October 2024. Therefore, Mr. Yufeng Bai and Henan Zhongqi were not related parties of the Group since then.
(3)	Changsha Chitong was deregistered in January 2025 and therefore it was no longer a related party of the Group since then.

F-26

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

Related party transactions

The Group had the following significant related party transactions for the six months ended March 31, 2024 and 2025:

	For the six months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Collection of loan to related parties
Beijing Qichuang	$69	$-
Total	69	-

Loan from related parties
Qifu Future	300	-
Mr. Jun Lian	69	-
Mr. Hui Zhang	42	-
Dr. Houqi Zhang (1)	28	51
Others	14	-
Total	453	51

Repayment of loan to related parties
Dr. Houqi Zhang	138	457
Zhongchi Chi Fu Management	21	-
Mr. Hui Zhang	21	13
Ms. Jun Wang	14	111
Mr. Jun Lian	-	41
Total	194	622

Loan to related parties
Dr. Houqi Zhang	-	14
Others	-	27
Total	$-	$41

Accrued loan interest
Dr. Houqi Zhang	20	-

Interest payment
Dr. Houqi Zhang	20	-

Qifu Future transferred the loan principal and interest to Dr. Houqi Zhang
Dr. Houqi Zhang	83	-

Advance to Dr. Houqi Zhang and offset between loan from Dr. Houqi Zhang (2)	152	-

(1)	Dr. Houqi Zhang provided his personal guarantees for certain bank loans to the Group, see Note 7 Borrowing for details. As of March 31, 2024, Dr. Houqi Zhang was also the redemption co-obligor of all mezzanine equity and sole obligator of certain permanent equity in the total amount of RMB317.5 million (US$43.9 million).

(2)	Advance to Dr. Houqi Zhang represented cash in advance to Dr. Houqi Zhang for the potential expense for the Group’s financing during the fiscal year 2023, and the advance payment has been offset by the loan from Dr. Houqi Zhang in January 2024.

F-27

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

		As of September 30,	As of March 31,
		2024	2025
Related parties	Nature		(Unaudited)
Changsha Tongjie (3)	Loan to related party	$1,058	$-
Mr. Yufeng Bai (3)	Loan to related party	295	285
Beijing Qichuang (3)	Loan to related party	89	86
Henan Zhongqi (3)	Loan to related party	48	47
Others	Others	206	287
Total		$1,696	$705
Less: allowance of credit loss		(1,402)	(644)
Amounts due from related parties, net		$294	$61

(3)

The Group has recorded full allowance on loan to Changsha Tongjie as of September 30, 2024 and write off the loan during the six months ended March 31, 2025.

The Group has recorded full allowance on loan to Mr. Yufeng Bai and Henan Zhongqi as of September 30, 2024 and March 31, 2025 as the collectability is remote.

The Group has recorded nil and full allowance on loan to Beijing Qichuang as of September 30, 2024 and March 31, 2025, respectively.

(4)	The total credit losses for the related party receivables were nil and US$314 for the six months ended March 31, 2024 and 2025, respectively.

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of September 30,	As of March 31,
		2025	2025
Related parties	Nature		(Unaudited)
Dr. Houqi Zhang	Loan from related party	$400	$-
Ms. Jun Wang	Loan from related party	227	111
Mr. Hui Zhang	Loan from related party	60	46
Henan Zhongqi	Loan from related party	47	45
Mr. Jun Lian	Loan from related party	33	-
Total		$767	$202

F-28

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025
(In U.S. dollars in thousands, except share and per share data)

18. Commitments and contingencies

(a) Capital commitments

As of September 30, 2024 and March 31, 2025, the Group had no capital commitment.

(b) Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

In November 2025, the Group received an arbitration filed by Chengdu Dianliang Shuguang Venture Capital Partnership Enterprise (Limited Partnership) (the “Chengdu Dianliang”), one of the non-controlling shareholders of Beijing Quantum. According to that, Autozi China and Beijing Quantum shall pay RMB9,621 (approximately US$1,326) for repurchase of Chengdu Dianliang’s investment in Beijing Quantum. Besides, the Group shall bear RMB108 (approximately US$15) for the arbitration fee and a default penalty with an annual interest of 4% started from November 18, 2025 till the day when fully payment is made. As advised by the litigation counsel, the Group believes Chengdu Dianliang did not provide sufficient evidence to support its claim. As of the issuance date of these financial statements, the Group has engaged an external attorney to appeal for a withdrawal of this result. Since the claim was ongoing at early stage of application to withdraw the mediation without final settlement, the Group did not accrue a liability as of March 31, 2025 as it does not determine it is probable that a loss has occurred, or a reasonable estimate of the loss can be made.

Except for the above lawsuit, there was no other significant pending or threatened claims and litigation as of March 31, 2025 and through the issuance date of these unaudited interim condensed consolidated financial statements.

19. Subsequent events

The Company has evaluated subsequent events through December 8, 2025, the date of issuance of the unaudited interim condensed consolidated financial statements and noted that there are no other subsequent events with material financial impact on the Company’s unaudited interim condensed consolidated financial statements except for the events below.

On April 24, 2025, the Board of Directors of the Company (the “Board”) approved the amendment and restatement of the previously adopted 2024 Equity Incentive Plan to increase the maximum aggregate number of Class A ordinary shares of the Company that may be issued pursuant to all awards to 12 million from 7 million in the previous 2024 Equity Incentive Plan. On June 25, 2025, the Board further approved another amendment to increase the above maximum aggregate number to 18 million. From May 2025 to October 2025, the Company has further granted a total of 15,270,158 RSUs to its managements, employees and external consultants.

On September 19, 2025, the Company entered into a Waiver and Release Agreement (the “Waiver Agreement”) with the JAK Opportunities XII LLC (the “Investor”). Pursuant to the terms of the Waiver Agreement and subject to the conditions set forth therein, the Amended and Restated Registration Rights Agreement signed on February 19, 2025 (Note 9) has been terminated in its entirety, and all six outstanding incremental warrants, which entitled the Investor to purchase up to $24,000 in additional convertible notes, have been cancelled and are of no further force or effect. The Company issued a new senior unsecured convertible note to the Investor with an original principal amount of US$1,534, bearing no interest and maturing in one year. The Waiver Agreement shall be considered an amendment agreement of a series of the agreements (Note 9), under which the total principal amount shall be US$4,551 and the Company elected to recognize the convertible note as fair value. As of the insurance date of this report, the Investor has converted an accumulated amount of US$3,267, which is 110% of the principal and interests based on the contract, to 35,809,833 Class A ordinary shares.

A meeting of the holders of Class A Ordinary Shares (the “Class A Meeting”) and the extraordinary general meeting of shareholders (the “EGM”) of the Company was held on November 11, 2025. At the Class A Meeting, the holders of the Class A Ordinary Shares duly adopted an ordinary resolution that the voting rights attached to each Class B Ordinary Share of the Company be increased to two hundred (200) votes on all matters subject to vote at general meetings of the Company. At the EGM, shareholders of the Company duly adopted the resolution to authorize the Board to effect a share consolidation. On November 12, 2025, the Board has approved the share consolidation whereby (i) every fifty issued and unissued Class A ordinary shares, par value US$0.000001 each, in authorized share capital of the Company be consolidated into one Class A ordinary share, par value US$0.00005 each (the “Consolidated Class A Ordinary Shares”), and (ii) every fifty issued and unissued Class B ordinary shares, par value US$0.000001 each, in authorized share capital of the Company be consolidated into one Class B ordinary share, par value US$0.00005 each (the “Consolidated Class B Ordinary Shares”), such that the authorized share capital of the Company shall be changed from US$500,000 divided into 500,000,000,000 shares of a par value of US$0.000001 each to US$500,000 divided into 10,000,000,000 shares, par value US$0.00005 each, comprising of (i)9,600,000,000 Consolidated Class A Ordinary Shares and (ii) 400,000,000 Consolidated Class B Ordinary Shares (the “Final Share Consolidation”). As of the issuance date of these unaudited interim condensed financial statements, the Final Share Consolidation has not been completed and is expected to be finalized in December 2025.

On November 14, 2025, the Company’s subsidiary, Autozi Supply Chain Management (Beijing) Co., Ltd. (“Autozi Supply Chain”) has borrowed RMB2,000 (approximately US$276) from Bank of China Beijing Haidian Branch. The loan will expire in November 2026 with an annual interest rate of 2.45%. Mr. Xinhao Sun, the legal representative and non-controlling interest of Autozi Supply Chain provided personal guarantee for this loan.

In November, 2025, the board of directors of the Group appointed Mr. Shirong Tong as a new director and the joint Chief Executive Officer of the Group.

F-29